CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                         For the month of April 24, 2008


                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)


                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F |X|  Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes |_|  No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Industrias Bachoco, S.A. de C.V.
                                                       (Registrant)



      Date: April 24, 2008              By /s/ Daniel Salazar Ferrer, CFO
                                           ------------------------------

             Industrias Bachoco Announces First Quarter 2008 Results

    CELAYA, Mexico, April 24 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the quarter ended March 31, 2008. All figures have been prepared in accordance with Mexican GAAP. In accordance with Mexican Accounting Principles, 2008's first quarter is presented in nominal pesos while the first quarter of 2007 is presented in constant pesos as of December 31, 2007.

    Highlights:
    - The Company recorded sales of Ps. 4,743.3 million during the first quarter of 2008, 16.5% above the Ps. 4,071.0 million reached during the same period last year.
    - Bachoco sales increased across all its business lines. - Operating profit increased 7.6% during the quarter, while EBITDA was
      7.4% higher at Ps. 393.3 million in 1Q08 from Ps. 366.1 million in 1Q07.
    - EPS were Ps. 0.38 (US$ 0.43 per ADS) versus Ps. 0.41 (US$ 0.47 per ADS) reached in 1Q07

    CEO's Comments:
    Cristobal Mondragon, Bachoco's CEO, stated, "During the quarter our company, as most companies in the industry worldwide, was affected by continuous increases in the cost of grain and soybean meal, our main raw materials.
    "In response to the current adverse conditions, we reinforced our productivity efforts, optimized our mix products and transferred part of our cost increases to products price as the demand and economy allowed us to do so. Demand and supply were stable during most of the quarter.
    "We continued growing, volume sold increased in our main product lines as well as total sales, operating profits and EBITDA.
    "Our financial condition remains strong, Cash and Cash equivalents totaled Ps. 3,162.0 millions and our CAPEX was entirely financed by own generated resources.
    "We also continued to reinforce our new image launched last December to improve our brand recognition," concluded Mr. Mondragon.

    Recent Developments:
    On April 16, the Company announced that the secondary process of its plant located in Monterrey, in Northern Mexico, caught fire on April 13. Presently, the Company is still evaluating the extent of the damage. Nevertheless, Bachoco continues supplying normally to its costumers.

    Adoption of New Accounting Standards
    As of January 1, 2008, the Company has adopted the changes to "Inflationary Effects" in accordance with the Mexican Accounting Principles. Due to the relatively low inflation that the country has consistently achieved during the past several years, a new accounting principle went into effect on January 1, 2008, which eliminates the recognition of inflationary effects in its financial information. Consequently, financial information corresponding to the period ended March 31, 2007 is expressed in Millions of Mexican Pesos with purchasing power as of December 31, 2007, while the financial information for the period ended March 31, 2008, is stated in current or nominal Mexican Pesos.

                           FIRST QUARTER 2008 RESULTS

    Net Sales
    Net sales for the quarter reached Ps. 4,743.3 million, 16.5% above the Ps. 4,071.0 million reported in 1Q07. This increase was mainly driven by the 16.5% increase in chicken sales, 25.4% in table eggs sales, 7.1% in balanced feed sales and 11.0% increase in swine sales.

    Net Sales by Product Line        1Q08 (%)        1Q07 (%)
    CHICKEN                          76.2            76.2
    EGGS                             11.4            10.6
    BALANCED FEED                     7.8             8.5
    SWINE                             0.9             0.9
    OTHER LINES                       3.8             3.9
    TOTAL COMPANY                   100.0           100.0

    Operating Results
    Bachoco's first quarter gross margin of 17.4% was lower than 18.5% in 1Q07. As it occurred in the previous quarters, the decrease is mainly attributed to the increase in raw materials costs. The Company's operating profit increased 7.6% to Ps. 244.4 million with respect to the same quarter last year while EBITDA increased 7.4% during the quarter to Ps. 393.3 million, above the Ps.
366.1 million in the same period of 2007.

    Taxes
    Taxes recognized by the Company during the quarter were Ps. 63.2 million.

    Net Income

    Net income for 1Q08 was Ps. 230.8 million, or Ps. 0.38 per share (US$0.43 per ADS), compared to net income of Ps. 248.8 million, or Ps. 0.41 per share (US$0.47 per ADS) reported in the same 2007 period.

    Balance Sheet
    The Company's financial structure remained healthy. Liquidity is solid with cash and cash equivalents of Ps. 3,162.0 million as of March 31, 2008. Total debt outstanding was Ps. 102.6 million as of March 31, 2008. CAPEX during the quarter amounted to Ps. 368.5 million.

                                         RESULTS BY BUSINESS SEGMENT

    Chicken
    Chicken sales rose 16.5% during 1Q08 as a result of an 8.6% increase in price and 7.2% volume gain. During this quarter, demand for chicken was stable, while we observed a good level in chicken prices during most of the quarter. The volume increase was driven mainly by productivity improvements and the integration of the business arrangement with the company Libra, announced in February of 2007.

    Table Eggs
    As it occurred in the previous quarter, sales of table eggs were stronger, increasing 25.4%, as a result of 22.9% higher egg prices and 2.0% volume gain. Demand for table eggs was strong during the quarter.

    Balanced Feed
    This business line has been directly affected by cost increases in our main raw material. Even when the Company achieved an increase of 7.1% in sales, volume dropped 6.4% when compared with previous year.

    Swine
    Sales of swine increased 11.0% in the quarter as a result of the 11.4% volume gain, which was partially offset by a 0.3% decrease in prices.

    Other Lines
    Sales of other lines increased by 15.2% during 1Q08, mainly as a result of the integration of our two new business lines: turkey and beef products.

    Company Description
    Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) was founded by the Robinson Bours family in 1952. The Company is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco's main business lines are chicken, eggs and balanced feed. The Company also is present in other business like swine, beef, margarine and turkey, in Mexico. The Company's headquarters are in Celaya, Guanajuato, located in Mexico's central region.
    Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and traded on the BMV (Bachoco) and on the NYSE (IBA).

    For more information, please visit Bachoco's website at http://www.bachoco.com.mx or contact our IR department.


    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

                           Industrias Bachoco, S.A.B. de C.V.
                         Condensed Consolidated Balance Sheets
          Year 2007 in millions of constant pesos as of December 31, 2007, and millions of U.S. dollars, except per share data, and
                              year 2008 in nominal pesos.


                                                 U.S.D.    March     December
                                                2008(1)     2008        2007

          ASSETS
          Current Assets:
           Cash and Cash Equivalents               $297  Ps  3,162  Ps  3,040
           Accounts Receivable less
            Allowance for Doubtful
            Accounts                                 64        678        766
           Inventories                              386      4,098      3,329
           Other Current Assets                      56        592        803
          Total Current Assets                      802      8,530      7,937
           Net Property, Plant and
            Equipment                               987     10,488     10,256
           Other Non Current Assets                  35        373        923
          Total Non Current Assets                1,022     10,861     11,179
          TOTAL ASSETS                            1,824     19,391     19,116

          LIABILITIES
          Current Liabilities:
           Notes Payable to Banks                     6         59         40
           Trade Accounts Payable                   114      1,215      1,138
           Other Accrued Liabilities                 39        412        289
          Total Current Liabilities                 159      1,686      1,467
          Long-Term Debt                              4         44         51
          Labor Obligations                           5         57         96
          Deferred Income Taxes and
           Others                                   198      2,102      2,375
          Total Long-Term Liabilities               207      2,202      2,522
          TOTAL LIABILITIES                         366      3,888      3,989

          STOCKHOLDERS' EQUITY
           Capital stock                            237      2,521      2,295
          Premium in Public Offering of
           Shares                                    62        660        744
           Retained Earnings                      1,594     16,942     15,665
           Net Income for the Year                   22        231      1,271
           Deficit from Restatement of
            Stockholders' Equity                   (350)    (3,724)    (3,639)
          Reserve for Repurchase of
           Shares                                    23        244        159
           Minimum Seniority Premium
            Liability Adjustment                      -          -          -
           Effect of Deferred Income
            Taxes                                  (133)    (1,415)    (1,415)
          Total Majority Stockholder's
           Equity                                 1,454     15,458     15,080
          Minority Interest                           4         46         47
          TOTAL STOCKHOLDERS' EQUITY              1,458     15,504     15,127

          TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY                  $1,824  Ps 19,391  Ps 19,116

          (1) Peso at the rate of Ps. 10.63 per U.S. dollar, the noon buying rate at March 31, 2008

                       Industrias Bachoco, S.A.B. de C.V.
                   Condensed Consolidated Statements of Income
      Year 2007 in millions of constant pesos as of December 31, 2007, and millions of U.S. dollars, except per share data and
                           year 2008 in nominal pesos.

                                                 FIRST QUARTER
                                         U.S.D.
                                        2008(1)        2008        2007

         Net Sales                         $446   Ps  4,743   Ps  4,071
         Cost of Sales                      369       3,918       3,319
         Gross Profit                        78         825         752
         Selling, general and
          administrative expenses            55         581         525
         Operating Income                    23         244         227
         Comprehensive Financing
          Cost (income)
         Interest Expense (Income)           (4)        (45)        (68)
         Foreign Exchange Loss
          (gain)                              1          14         (12)
         Gain from Monetary Position          -           -          19
         Total Comprehensive
          Financing Cost (income)            (3)        (31)        (60)
         Other Income Net                     2          20          42
         Income before Provisions
          for Income
         Tax, Employee Profit
          Sharing and Minority
         Interest                            28         295         329

         Provisions for:
          Income Tax, Asset Tax             (10)       (102)        (49)
          Deferred Income Taxes               4          39         (30)
         Income before Minority
          Interest                           22         231         251
         Minority Interest                   (0)         (1)         (2)
         Net Income                         $22     Ps  231     Ps  249

         Weighted Average Shares
          Outstanding (Thousand)        600,000     600,000     600,000
         Net Income per Share              0.04        0.38        0.41
         Dividend per Share                   -           -           -

         (1) Peso at the rate of Ps. 10.63 per U.S. dollar, the noon buying rate at March 31, 2008

                           Industrias Bachoco, S.A.B. de C.V.
           Condensed Consolidated Statements of Changes in Financial Position
            Year 2007 in millions of constant pesos as of December 31, 2007, and millions of U.S. dollars, except per share data, and
                               year 2008 in nominal pesos.

                                                     FIRST QUARTER
                                         U.S.D.
                                         2008(1)          2008           2007

           Operating Activities:
            Net Income                      $22       Ps.  231       Ps.  251
            Adjustments to Reconcile Net
             Income to Resources
           Provided by Operating
            Activities:
           Depreciation and Others           14            148            137
           Changes in Operating Assets
            and Liabilities                  39            412           (158)
           Deferred Income Taxes            (26)          (274)            15
           Resources Provided by
            Operating Activities             49            518            245

           Financing Activities:
            Increase of Capital Stock         0              0              -
            Proceeds from Long-term Debt      -              -              -
            Proceeds from Short-term Debt     4             40             42
            Repayment of Long-term Debt
             and Notes Payable                4             47             (5)
            Decrease in Long-term Debt in
             Constant Pesos                  (9)           (94)            (0)
            Cash Dividends Paid               -              -              -
           Resources Provided by (Used
            in) Financing Activities         (1)            (7)            36

           Investing Activities:
            Acquisition of Property,
             Plant and Equipment            (35)          (368)          (197)
            Minority Interest                (0)            (1)             0
            Others                           (2)           (20)           (13)
           Resources Used in Investing
            Activities                      (37)          (389)          (209)

           Net (Decrease) Increase in
            Cash and Cash
           Equivalents                       11            122             71

           Cash and Cash Equivalents at
            Beginning of Period             286          3,040          3,584

           Cash and Cash Equivalents at
            End of Period                  $297     Ps.  3,162     Ps.  3,655

           (1) Peso at the rate of Ps. 10.63 per U.S. dollar, the noon buying rate at March 31, 2008

    IR Contacts:
    Daniel Salazar, CFO
    Claudia Cabrera, IRO
    Ph. 011-52(461)618 35 55
    inversionistas@bachoco.net

    In New York:
    Lucia Domville
    The Global Consulting Group
    Ph. (646) 284-9416
    Ldomville@hfgcg.com

    Headquarters:
    Industrias Bachoco, S.A.B. de C.V.
    Av. Tecnologico 401, Celaya, Gto.
    Mexico 38010
    http://www.bachoco.com.mx

SOURCE  Industrias Bachoco, S.A.B. de C.V.
    -0-                             04/24/2008
    /CONTACT: Investors, Daniel Salazar F., CFO, or Claudia Cabrera, IRO, +011-52-461-618-3555, or inversionistas@bachoco.net, both of
    Industrias Bachoco; or in New York, Lucia Domville, The Global Consulting Group, +1-646-284-9416, Ldomville@hfgcg.com, for Industrias Bachoco /
    /First Call Analyst: /
    /FCMN Contact: ldomville@hfgcg.com /
    /Web site:  http://www.bachoco.com.mx /
    (IBA)